UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

Commission File Number:        000-21531

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Natural Foods, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Natural Foods, Inc.
313 Iron Horse Way
Providence, Rhode Island 02908

REQUIRED INFORMATION

I.    Financial Statements

The United Natural Foods, Inc. Retirement Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA, as permitted by Item 4 of Form 11-K:

Note: Additional supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

II.    Exhibits

23     Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i -schedule of assets (held at end of year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

Providence, Rhode Island
June 17, 2015

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value:
Mutual funds	$167,658,346	$135,951,453
Common collective trust	14,614,123	15,690,038
United Natural Foods, Inc. common stock	24,237,218	23,908,732
Total investments at fair value	206,509,687	175,550,223

Receivables:
Notes receivable from participants	7,572,375	6,636,719
Other receivables	371,904	98,084
Total receivables	7,944,279	6,734,803
Total assets	214,453,966	182,285,026

Liabilities:
Excess contributions payable	—	74,231
Total liabilities	—	74,231
Net assets available for benefits at fair value	214,453,966	182,210,795
Adjustment from fair value to contract value for fully benefit-responsive contracts	(213,607)	(236,497)
Net assets available for benefits	$214,240,359	$181,974,298

See accompanying notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Investment income:
Interest and dividends	$13,112,813	$4,793,819
Net (depreciation) appreciation in fair value of investments	(3,246,092)	25,957,983
Total investment gains	9,866,721	30,751,802

Interest income on notes receivable from participants	285,791	254,281

Contributions:
Employee contributions	16,020,872	13,446,434
Employer contributions	6,144,345	5,315,909
Rollover contributions	17,837,253	2,235,030
Total contributions	40,002,470	20,997,373
Total additions	50,154,982	52,003,456

Deductions from net assets attributed to:
Benefits paid directly to participants	19,616,111	15,259,822
Deemed distributions of participant loans	43,533	4,406
Administrative expenses	81,319	74,808
Total deductions	19,740,963	15,339,036
Net increase	30,414,019	36,664,420

Transfer of assets into the plan	1,852,042	—

Net assets available for benefits, beginning of plan year	181,974,298	145,309,878
Net assets available for benefits, end of plan year	$214,240,359	$181,974,298

See accompanying notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN
Notes to Financial Statements
Years Ended December 31, 2014 and 2013

1. Plan Description

The following description of the United Natural Foods, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, including the adoption agreement, for a more complete description of the Plan's provisions.

(a)	General
The Plan, which became effective on October 1, 1989, is a defined contribution plan providing retirement benefits for all eligible employees of United Natural Foods, Inc. and its subsidiaries (the “Company” or “Plan Administrator”). Substantially all employees who have completed six months of service are eligible to join the Plan.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 8, 2014, the Trudeau Foods, LLC 401(k) Plan was merged into the Plan. Assets transferred into the Plan as a result of this merger was approximately $1.9 million.

(b)	Contributions
Each year, participants may contribute up to 75% of their eligible pretax compensation, as defined by the Plan, subject to limitations established by the Internal Revenue Code.

The Company may elect to make discretionary matching contributions or non-elective contributions to the Plan. During the years ended December 31, 2014 and 2013, the Company matched 50% of the first 8% of eligible compensation that a participant contributed to the Plan. Company contributions totaled $6,144,345 and $5,315,909 for the years ended December 31, 2014 and 2013, respectively. The Plan also permits participants to make catch-up contributions, though not eligible for Company match, and rollover contributions.

(c)	Participant Accounts
The Plan's record keeper maintains an account in the name of each participant to which each participant's contributions, the Company's contributions for such participant, and the participant's share of the net earnings, losses and expenses, if any, of the various investments are recorded. Allocations are generally based on eligible participant account balances. The earnings on the assets held in each of the investments and all proceeds from the sale of such assets are held and reinvested in the respective investments.

Participants may rollover contributions of before-tax dollars from a prior employer's eligible retirement plan, as defined in the Plan, or an Individual Retirement Account, into their Plan accounts. Rollovers must be made within the time limits prescribed by the Internal Revenue Service.

(d)	Vesting
Participants are immediately fully vested in their contributions transferred from previous employers' plans, employee pretax contributions and any earnings thereon. Vesting in the Company's contribution portion of a participant's account (whether through matching or non-elective contributions), plus any earnings thereon, is generally based on years of continuous service. A participant is 100% vested in such contributions after four years of credited service, with 25% vesting each year. Participants earn one year of service for each twelve months of service completed with the Company. Participants also become fully vested in the Company's contributions regardless of years of service at age 59 or upon death or permanent and total disability.

(e)	Notes Receivable from Participants
Participants (other than eligible employees who have made rollover contributions to the Plan but are not yet active participants) may borrow from their investment accounts. Loans are secured by the vested portion of a participant's account balance, with a $1,000 minimum principal amount for each loan and a maximum principal amount that cannot exceed the lesser of $50,000 or 50% of the participant's vested account balance. The loans have a maximum term of five years (except for loans used to purchase principal residences), but become immediately payable upon death, termination, or disability. The loans bear interest at rates that range from 4.25% to 10.00%, which are commensurate with prevailing rates as determined by the Plan Administrator at the date of the loan. Principal and interest are paid ratably through automatic payroll deductions.

(f)	Distribution of Benefits
Participants (or, in the event of a participant's death, their beneficiary) may request a distribution of all or part of the value in their accounts in accordance with the terms and conditions of the Plan upon retirement, termination of service, disability, or death. In addition, participants who have attained age 59 ½ may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company. Participants with account balances greater than $1,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions.

Benefit payments may be made in a lump-sum distribution or in installments. The participant or beneficiary is entitled to select the manner in which benefit payments are received subject to the terms of the Plan. If the participant's vested account balance is $1,000 or less, payment must be made in a lump-sum distribution.

Withdrawals for financial hardship are permitted provided they meet regulations prescribed by the Internal Revenue Service and are for a severe and immediate financial need. The participant must have exhausted all other assets reasonably available, including obtaining a loan from the Plan and any other qualified plan maintained by the Company, prior to obtaining the hardship withdrawal.

(g)	Forfeited Amounts
At December 31, 2014 and 2013, the balance of non-vested forfeited accounts totaled $58,282 and $127,543, respectively. These account balances are used to reduce future employer contributions. During the years ended December 31, 2014 and 2013, forfeited amounts totaling $268,753 and $153,616, respectively, were used to reduce employer contributions.

2. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Payments of Benefits
Benefits are recorded when paid.

(c)	Valuation of Investments
The Plan's investments are stated at fair value. Shares of registered investment companies and United Natural Foods, Inc. common stock are valued at quoted market prices in active markets. The Fidelity Managed Income Portfolio is valued at the sum of the fair value of the investment “wrapper” and the underlying assets of commingled funds as reported by Fidelity Management Trust Company. Money market funds are valued at cost which approximates fair value. See Note 4 for further discussion of the methods used to determine the fair value of investments held by the Plan.

The Fidelity Managed Income Portfolio investment option is a common collective trust that is invested in contracts deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962-325, Defined Contribution Pension Plans - Investments (Other) (“ASC 962-325”). ASC 962-325 provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts. It also requires that these investments be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for plan benefits. Accordingly, the accompanying Statements of Net Assets Available for Benefits reflect the Fidelity Managed Income Portfolio at fair value, with a corresponding adjustment to reflect this investment at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Net (depreciation) appreciation in the fair value of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.

(e)	Administrative Expenses
Administrative expenses as reported on the financial statements include various fees charged to participants for transactions. All other administrative expenses, including legal and audit fees, are paid by the Company.

(f)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(g)	Risks and Uncertainties
The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3. Investments

The following investments at fair value represent 5% or more of the Plan's net assets available for benefits at December 31, 2014 and 2013:

Description	2014	2013
United Natural Foods, Inc. Common Stock	$24,237,218	$23,908,732
Fidelity Freedom K 2030 Fund	18,731,223	11,954,747
Fidelity Freedom K 2020 Fund	15,605,027	11,447,938
Fidelity Managed Income Portfolio	14,614,123	15,690,038
Freedom K 2025 Fund	11,268,039	**
Fidelity Contrafund	**	9,176,236
** Investment represents less than 5% of the Plan's net assets as of the end of the respective period.

During the years ended December 31, 2014 and 2013, the Plan's investments (including gains and losses on investments bought, sold, and held during the periods) (depreciated) appreciated in value as follows:

	2014	2013
Mutual Funds	$(3,874,080)	$18,779,613
United Natural Foods, Inc. Common Stock	627,988	7,178,370
	$(3,246,092)	$25,957,983

4. Fair Value Measurements

The Plan applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a framework for measuring fair value and specifies required disclosure about fair value measurements of assets and liabilities.

ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Its objective is to provide a consistent definition of fair value which focuses on exit price and emphasizes the use of market-based inputs over entity-specific inputs. ASC 820 places a higher priority on the use of observable inputs over unobservable inputs. A fair value hierarchy based on inputs was developed to categorize assets into three levels:

Level 1:  Assets that have observable inputs that reflect quoted prices for identical assets or liabilities in active markets (NYSE, NASDAQ). Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Level 2:  Assets that have inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset. Inputs are observable but do not solely rely on quoted market prices to establish fair value.

Level 3:  Assets with unobservable inputs. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An asset's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Common Stock
UNFI Common Stock is valued at the closing price reported on the NASDAQ Global Select Market, and therefore presented as a Level 1 asset.

Mutual Funds
Mutual funds within the Plan classified as Level 1 assets are valued at the published closing price in active markets.

Common Collective Trust
The guaranteed investment contract (or “GIC”) is comprised of a wrapper contract and underlying investments. The fair value of the wrapper contract represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability and therefore would be considered Level 3 assets. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are commingled funds which are valued using the Net Asset Value which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market as defined above under “Mutual Funds”, and are therefore classified as Level 2 assets. As the fair market value of the wrapper contract represents an insignificant amount of the total value of the Common Collective Trust, they have been shown combined as a Level 2 asset.

Below are the Plan's investments carried at fair value on a recurring basis classified by the ASC 820 fair value hierarchy levels as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$24,237,218	$—	$—	$24,237,218
Mutual Funds
Balanced Funds	88,313,336	—	—	88,313,336
Domestic Funds	59,513,752	—	—	59,513,752
Bond Funds	13,470,554	—	—	13,470,554
International Funds	6,360,704	—	—	6,360,704
Common Collective Trust	—	14,614,123	—	14,614,123
Totals	$191,895,564	$14,614,123	$—	$206,509,687

	December 31, 2013
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$23,908,732	$—	$—	$23,908,732
Mutual Funds
Balanced Funds	60,977,029	—	—	60,977,029
Domestic Funds	54,575,417	—	—	54,575,417
Bond Funds	12,880,829	—	—	12,880,829
International Funds	7,518,178	—	—	7,518,178
Common Collective Trust	—	15,690,038	—	15,690,038
Totals	$159,860,185	$15,690,038	$—	$175,550,223

5. Related Party Transactions

Certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee and custodian as defined by the Plan. Activities involving these funds qualify as party-in-interest transactions. In addition, at December 31, 2014 and 2013, the Plan held 313,416 and 317,101 shares of the Company's $0.01 par value per share common stock, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Internal Revenue Code (the "Code"). In the event of Plan termination, participants will become 100% vested in their accounts.

7. Income Tax Status

The Plan is a nonstandardized volume submitter defined contribution plan sponsored by Fidelity Management and Research Company. The Internal Revenue Service has issued a determination letter dated March 31, 2008 to Fidelity Management and Research Company that the form of the Plan and underlying trust, as designed, are in compliance with the applicable requirements of the Code and therefore the Plan is exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination. The Plan Administrator believes that there are no uncertain tax positions that would have a material impact on the financial statements of the Plan. Therefore, no provision for income taxes has been recorded in these financial statements.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2014 and 2013 to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$214,240,359	$181,974,298
Excess contributions payable as of period end	—	74,231
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	213,607	236,497
Net assets per Form 5500	$214,453,966	$182,285,026

The following is a reconciliation of employee contributions, total additions, and total deductions per the financial statements for the years ended December 31, 2014 and 2013:

	2014	2013
Employee contributions per the financial statements	$16,020,872	$13,446,434
Excess contributions payable	—	74,231
Difference between prior year accrual and actual for excess contributions	277	(7,190)
Employee contributions per Form 5500	$16,021,149	$13,513,475

Total additions per the financial statements	$50,154,982	$52,003,456
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	(22,890)	(222,368)
Items to reconcile employee contributions per the financial statements to employee contributions per the Form 5500	277	67,041
Total income per Form 5500	$50,132,369	$51,848,129

Total deductions per the financial statements	$19,740,963	$15,339,036
Excess contributions paid during the current year	74,508	80,829
Total expenses per Form 5500	$19,815,471	$15,419,865

SCHEDULE I
UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4i- Schedule of Assets (Held at End of Year)
December 31, 2014

	(b) Identity of issue, borrower,	(c) Description of investment, including maturity date,				(e) Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value			(d) Cost	value
	Mutual funds:
*	Fidelity	Freedom K 2030 Fund	1,234,754	shares	**	$18,731,223
*	Fidelity	Freedom K 2020 Fund	1,095,859	shares	**	15,605,027
*	Fidelity	Freedom K 2025 Fund	758,280	shares	**	11,268,039
*	Fidelity	Freedom K 2040 Fund	665,904	shares	**	10,421,401
*	Fidelity	Contrafund Fund	99,624	shares	**	9,753,217
*	Fidelity	Spartan 500 Index Inv Fund	129,997	shares	**	9,470,248
*	Fidelity	Freedom K 2035 Fund	590,755	shares	**	9,221,689
	MSIF	Mid Cap Growth Portfolio Fund	211,680	shares	**	8,327,504
*	Fidelity	Fidelity Fund	182,740	shares	**	7,826,755
	PIMCO	Total Return Instl Fund	659,202	shares	**	7,027,096
*	Fidelity	Freedom K 2015 Fund	488,171	shares	**	6,639,126
*	Fidelity	International Discovery Fund	167,873	shares	**	6,360,704
*	Fidelity	Capital & Income Fund	505,641	shares	**	4,894,606
*	Fidelity	Leveraged Company Stock Fund	103,268	shares	**	4,686,306
	Hartford	Small Company HLS IB Fund	195,605	shares	**	4,563,466
*	Fidelity	Freedom K 2045 Fund	270,959	shares	**	4,351,596
	Allianz	NFJ Dividend Value Admin Fund	238,995	shares	**	4,113,110
*	Fidelity	Freedom K 2050 Fund	238,604	shares	**	3,858,224
*	Fidelity	Balanced Fund	154,603	shares	**	3,520,313
*	Fidelity	Spartan Extended Market Index Fund	60,957	shares	**	3,363,585
	Calvert	Investment Equity I Fund	57,066	shares	**	3,032,490
	Janus	Perkins Mid Cap Value T Fund	120,949	shares	**	2,418,980
*	Fidelity	Freedom K 2010 Fund	167,245	shares	**	2,207,629
	Allianz	NFJ Small Cap Value Instl Fund	70,410	shares	**	1,958,091
*	Fidelity	Government Income Fund	147,369	shares	**	1,548,852
*	Fidelity	Freedom K Income Fund	123,287	shares	**	1,459,718
*	Fidelity	Freedom K 2055 Fund	58,678	shares	**	698,265
*	Fidelity	Freedom K 2005 Fund	25,527	shares	**	331,086
		Subtotal Mutual Funds				167,658,346
	Common Collective Trust
*	Fidelity	Managed Income Portfolio	14,400,516	shares	**	14,614,123
		Subtotal Common Collective Trust				14,614,123
	Corporate Stock (including Employer stock)
*	UNFI	Common Stock	313,416	shares	**	24,237,218
		Subtotal Corporate Stock				24,237,218
	Receivables:
*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.00% and maturities from January 5, 2015 through October 12, 2029				7,572,375

		Total Assets (Held at End of Year)				$214,082,062

* Denotes party-in-interest
** Cost not determinable for participant directed investments
See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Natural Foods, Inc. Retirement Plan

By:	United Natural Foods, Inc., as Plan Administrator

By:	/s/ Mark E. Shamber
Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer

Date: June 17, 2015

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm